UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC  20549

                            FORM 10-C

         REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                  INTERDEALER QUOTATION SYSTEM

Filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
              and Rule 13a-17 or 15d-17 thereunder

                 PIEDMONT BANKGROUP INCORPORATED
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         (Exact name of issuer as specified in charter)

             P.O. BOX 4751  MARTINSVILLE, VA  24115
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            (Address of principal executive offices)

                          (540)632-2971
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        (Issuer's telephone number, including area code)

           I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:
1.   Title of security:  COMMON STOCK $5 Par Value
2.   Number of shares outstanding before the change:  3,814,932
3.   Number of shares outstanding after the change:   4,256,771
4.   Effective date of change:  October 13, 1995
5.   Method of change:
     Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.): Debenture Conversion
     Give brief description of transaction: On September 12, 1995, Piedmont BankGroup Incorporated called for redemption on October
     13, 1995 all of its outstanding 7% Convertible Subordinated Debentures Due 2011.

                  II.  CHANGE IN NAME OF ISSUER

1.   Name prior to change:  Piedmont BankGroup Incorporated
2.   Name after change:  Mainstreet BankGroup Incorporated
3.   Effective date of charter amendment changing name:  December 31, 1995
4.   Date if shareholder approval of change, if required:  N/A


Date: January 2, 1996            JAMES E. ADAMS
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                                 James E. Adams
                                 Chief Financial Officer and Treasurer